Exhibit 99.1

GREENBROOK TMS REPORTS Second quarter operational and FINANCIAL RESULTS

August 5, 2021 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), today announced its second quarter 2021 (“Q2 2021”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

SECOND QUARTER 2021 OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Quarterly revenue increased by 40% to a record high of $13.7 million as compared to the second quarter of 2020 (“Q2 2020”) and by 21% compared to the first quarter of 2021 (“Q1 2021”). Revenue for the six-month period ended June 30, 2021 (“YTD 2021”) increased by 18% to $25.0 million, as compared to the six-month period ended June 30, 2020 (“YTD 2020”).

•	Quarterly treatment volumes increased by 37% to a record high of 58,219 as compared to Q2 2020 and 12% as compared to Q1 2021. New patient starts increased by 36% to a record high of 1,659 as compared to Q2 2020 and by 27% to 3,242 in YTD 2021 as compared to YTD 2020, which points to encouraging growth prospects.

•	A return to entity-wide regional operating profitability with operating income of $0.9 million in Q2 2021 as compared to a loss of $0.2 million in Q2 2020 and a loss of $1.5 million in Q1 2021.

•	Loss for the period and comprehensive loss decreased by 31% in Q2 2021 to $6.7 million as compared to Q2 2020, and increased by 4% to $14.6 million during YTD 2021 as compared to YTD 2020.

•	On June 14, 2021, the Company completed a non-brokered private placement of 2,353,347 common shares (“Common Shares”) at an offering price of $10.00 per Common Share for aggregate gross proceeds of approximately $23.5 million.

•	Added three newly active TMS centers (“TMS Centers”) during Q2 2021, with an additional seven TMS Centers in development, bringing the total Company TMS Center network to 129 TMS Centers as at June 30, 2021. We believe our development pipeline remains robust and primed for further expansion.

•	Based on the promising findings from the Spravato® (esketamine nasal spray) pilot program, we intend to expand offering Spravato® at an additional 8 TMS Centers, for a total of 13 TMS Centers.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“We are proud to announce our highest quarterly consolidated revenue results to date, driven by record quarterly treatment volumes. We also achieved a strong return to entity-wide regional operating profitability and we experienced a record quarterly high in new patient starts, which we anticipate will be a catalyst for future growth. We intend to continue the roll-out of the Spravato® Pilot Program, building on our long-term business strategy of utilizing our network of TMS Centers and affiliated physicians as a service delivery platform for the delivery of innovative treatments to patients suffering from Major Depressive Disorder and other mental health disorders.”

SELECTED SECOND QUARTER FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$)(unaudited)	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Total revenue	13,707,212	9,788,555	25,020,387	21,209,057
Regional operating income (loss)	921,339	(225,198)	(570,779)	514,598
Loss before income taxes	(6,738,489)	(9,734,642)	(14,574,655)	(13,975,438)
Loss for the year and comprehensive loss	(6,738,489)	(9,734,642)	(14,574,655)	(13,975,438)
Loss attributable to the common shareholders of Greenbrook	(6,775,825)	(9,477,505)	(14,402,379)	(13,635,778)
Net loss per share (basic and diluted)(2)	(0.48)	(0.76)	(1.04)	(1.13)

Notes:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

(2)	On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the Company’s outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares. The Share Consolidation was completed on February 1, 2021. The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

Selected Operating Results

	As at June 30,	As at June 30,	As at December 31,
(unaudited)	2021	2020	2020
Number of active TMS Centers(1)	122	113	116
Number of TMS Centers-in-development(2)	7	12	9
Total TMS Centers	129	125	125
Number of management regions	13	13	13
Number of TMS Devices installed	209	189	198
Number of regional personnel	343	275	305
Number of shared-services / corporate personnel(3)	51	44	49
Number of TMS providers(4)	124	112	117
Number of consultations performed(5)	7,124	4,435	11,305
Number of patient starts(5)	3,242	2,544	5,445
Number of treatments performed(5)	110,345	90,551	195,992
Average revenue per treatment(5)	$227	$234	$220

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services during the applicable period.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

(5)	Figure calculated for the applicable period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2021 and 2020. These documents will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

CONFERENCE CALL AND WEBCAST

Second Quarter Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, the Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on August 6, 2021 to discuss the financial results for the quarter.

Toll Free North America: 1-866-521-4909

Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit: www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): 1-800-585-8367

Toronto: 416-621-4642

Passcode: 6948083

The conference call replay will be available beginning at 1:00 p.m. ET on August 6, 2021.

About Greenbrook TMS Inc.

Operating through 129 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 675,000 TMS treatments to over 19,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operating performance and the Company’s expectations regarding the expansion of the Spravato® pilot program, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note Regarding Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under International Financial Reporting Standards (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA”. These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. See the Company’s MD&A for a further discussion of these non-IFRS financial measures. Additionally, see the Company’s MD&A, along with the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2020 and December 31, 2019 and the quarters ended September 30, 2020 and September 30, 2019, and March 31, 2021 and March 31, 2020, for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook for each of the periods shown in the table below.

Selected Consolidated Financial Information

(US$)	Q2 2021 (unaudited)	Q2 2020 (unaudited)	YTD 2021 (unaudited)	YTD 2020 (unaudited)
Total revenue	13,707,212	9,788,555	25,020,387	21,209,057

Direct center and patient care costs	6,854,000	5,166,153	13,214,023	11,047,442
Regional employee compensation	3,068,947	2,323,340	6,055,262	4,849,530
Regional marketing expenses	1,401,295	1,087,698	3,385,916	1,954,800
Depreciation	1,461,631	1,436,562	2,935,965	2,842,687
Total direct center and regional costs	12,785,873	10,013,753	25,591,166	20,694,459
Regional operating income (loss)	921,339	(225,198)	(570,779)	514,598
Center development costs	182,974	140,861	463,407	370,368
Corporate employee compensation	3,670,679	2,398,594	6,557,263	5,022,025
Corporate marketing expenses	181,799	298,237	342,833	603,685
Other corporate, general and administrative expenses	1,971,005	437,342	3,639,469	1,384,959
Share-based compensation	203,362	175,447	409,332	284,852
Amortization	115,833	115,833	231,666	231,666
Interest expense	1,334,187	694,208	2,362,099	1,352,042
Interest income	(11)	(1,078)	(2,193)	(9,561)
Earn-out consideration	–	5,250,000	–	5,250,000
Loss before income taxes	(6,738,489)	(9,734,642)	(14,574,655)	(13,975,438)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(6,738,489)	(9,734,642)	(14,574,655)	(13,975,438)
Loss attributable to non-controlling interest	37,336	(257,137)	(172,276)	(339,660)
Loss attributable to the common shareholders of Greenbrook	(6,775,825)	(9,477,505)	(14,402,379)	(13,635,778)
Net loss per share (basic and diluted) (1)	(0.48)	(0.76)	(1.04)	(1.13)

Note:

(1)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

(US$)	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
(unaudited)
Revenue	13,707,212	11,313,175	9,913,552	12,006,570	9,788,555	11,420,502	12,536,671	8,459,103
Regional operating income (loss)(1)	921,339	(1,492,118)	(2,050,168)	967,584	(225,198)	739,796	2,056,836	770,813
Net loss attributable to common shareholders of Greenbrook	(6,775,825)	(7,626,554)	(8,391,630)	(7,636,132)	(9,477,505)	(4,158,274)	(7,034,356)	(3,431,009)
Adjusted EBITDA	(2,705,666)	(4,013,910)	(4,223,446)	(937,073)	(1,665,672)	(1,648,053)	(1,296,201)	(1,033,876)
Net loss per share – Basic(2)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)
Net loss per share – Diluted(2)	(0.48)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)

Notes:

(1)	Regional operating income (loss) for the fourth quarter ended December 31, 2019 has been updated to exclude amortization.

(2)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.